September 27, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549
Attn:       Jim B. Rosenberg
Senior Assistant Chief Accountant

VIA EDGAR, Facsimile and Overnight Carrier

RE:	PMA Capital Corporation (the “Company”)
Form 10-K for fiscal year ended December 31, 2006
File No. 001-31706

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated September 19, 2007, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”).  The Company originally replied to the comments of the Staff, who submitted a letter to the Company dated June 27, 2007, with a response letter dated July 11, 2007.

For your convenience, each of the Staff’s comments in its September 19, 2007 letter applicable to the 2006 Form 10-K has been reproduced, followed by the Company’s response to each comment.  The Company appreciates the Staff’s comments and confirms that, as set forth below, in preparing its future filings, it will do so in a manner that is reflective of its responses in this letter.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Run-off Operations, page 36

United States Securities and Exchange Commission
September 27, 2007

1.
Please refer to prior comment 1.  Your response does not appear to contain any proposed new disclosure.  We reissue our original comment.  Please describe and quantify for us in a disclosure-type format the primary terms of reinsurance agreements covering adverse loss development arising from your Run-off segment.  Explain and quantify the financial objectives of these reinsurance agreements and the Run-off segment’s expected continuing future impact on your consolidated operating results.  Also, given the level of recent commutations activity in your Run-off segment, please provide us in disclosure-type format the expected effect on operations and financial position of future commutation and novation activity as discussed in the last paragraph of your response to this comment.

RESPONSE:  We currently include the following description of the reinsurance agreement established to moderate potential adverse development arising at our Run-off Operations and our expectation of future results:

MD&A – Loss Reserves and Reinsurance - Reinsurance (page 41)
In 2004, we purchased reinsurance covering potential adverse loss development of the loss and LAE reserves of the Run-off Operations.  Upon entering into the agreement, we ceded $100 million in carried loss and LAE reserves and paid $146.5 million in cash.  During 2004, we incurred $6.0 million in ceded premiums for this agreement.  During the first quarter of 2005, we ceded $30 million in losses and LAE under this agreement.  See Note 4 to our Consolidated Financial Statements for additional information about prior year loss reserve development at the Run-off Operations recorded in 2005.  Because the coverage is retroactive, we deferred the initial benefit of this cession, which is being amortized over the estimated settlement period of the losses using the interest method.  Accordingly, we have a deferred gain on retroactive reinsurance of $25.4 million at December 31, 2006, which is included in accounts payable, accrued expenses and other liabilities on the Balance Sheet.  Amortization of the deferred gain reduced loss and loss adjustment expenses by $1.7 million in 2006 and $2.8 million in 2005.  As of December 31, 2006, we also had $25.8 million included in other assets for other receivables due under the contract, such as interest credited on prepaid amounts.  Our net assets recorded on a statutory basis for this contract exceeded the consolidated GAAP net assets by $7.5 million at December 31, 2006.

At December 31, 2006, the Run-off Operations had $75 million of available coverage under this agreement for future adverse loss development.  Any future cession of losses may require us to cede additional premiums of up to $28.3 million on a pro rata basis, at the following contractually determined levels:

United States Securities and Exchange Commission
September 27, 2007

Additional
Losses ceded	Additional premiums
$0 - $20 million	Up to $13.3 million
$20 - $50 million	Up to $15 million
$50 - $75 million	No additional premiums

In addition, the contract requires an additional premium of $2.5 million if it is not commuted by December 2007.  This additional premium as well as the additional premiums due for any future losses ceded have been prepaid as part of the original $146.5 million payment and are included in other assets on the Balance Sheet.

MD&A - Results of Operations - Segment Results - Run-off Operations (page 37)
Results of the Run-off Operations for past periods are not indicative of future results as we expect net premiums earned, net investment income, and acquisition and operating expenses to continue to decrease as we run-off this business.

In addition to the foregoing disclosure, the Company confirms that in preparing its future filings on Form 10-K, it intends to add the following expanded disclosure regarding the objectives of the reinsurance agreement:

The retroactive reinsurance purchased for adverse development protection was executed to protect the Run-off Operations’ statutory capital.  As this contract is considered retroactive under Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”, it does not protect GAAP capital or earnings volatility associated with adverse development.

The Company also confirms that in preparing its future filings on Form 10-K, it intends to add the following expanded disclosure regarding the expected impact for future commutation and novation activity:

The timing of commutations and novations is unpredictable as each agreement is an individually negotiated transaction with one of the Company’s ceding companies.  The Company will only execute commutation or novation agreements when it believes the result is economically beneficial.  Due to these uncertainties, the Company does not have an expected level of commutation or novation activity in any year, and as such, the future timing of these agreements and their financial impact cannot be reasonably estimated.

Critical Accounting Estimates, page 51

2.
Please refer to prior comment 3.  The recent volatility in your loss development relates primarily to your Run-off segment.  For example, in the first quarter of 2005, you strengthened reserves by $30.0 million due to higher than expected claim frequency and severity on contractors’ liability policies.  Please provide us revised proposed disclosure of your key reserve assumptions including claim frequency and claim severity that caused changes in prior year estimates for the Run-off segment.  Explain the factors that you considered in revising these reserve assumptions for each period presented and the loss development that is reasonably likely to occur in the future.  Consistent with your response to comment one, please ensure that your revised proposed disclosure clarifies the likelihood that your past Run-off loss development is indicative of expected future loss development.

United States Securities and Exchange Commission
September 27, 2007

RESPONSE:  For recent volatility in loss development, the Company has emphasized the earnings impact and underlying causes of the development in our disclosures, which we believe is important to investors.  The Company provided the following disclosures regarding the reserve changes in its 2006 Form 10-K - MD&A – Critical Accounting Estimates – Unpaid losses and loss adjustment expenses (page 54):

During 2006, the Run-off Operations recorded $5.3 million in favorable development, largely due to commutations of structured reinsurance treaties with some of our ceding companies.  The Run-off Operations does not typically record favorable prior year loss development on commutations unless the treaties are structured reinsurance, where IBNR reserves are directly attributable to a treaty.

During 2005, the Run-off Operations recorded unfavorable prior year loss development of $28.8 million, which included a $30 million charge taken in first quarter.  In the first quarter of 2005, our actuaries identified higher than expected claim frequency and severity on policies covering contractors’ liability for construction defects from accident years 1998 to 2001 written by our former excess and surplus lines operation and an increase in reported losses and continued volatility in pro rata professional liability reinsurance business written from accident years 1997 to 2001.  See Note 5 to the Consolidated Financial Statements for information regarding applicable reinsurance coverage.

During 2004, the favorable prior year loss development at the Run-off Operations related primarily to reinsurance contracts that were novated or commuted.  This favorable prior year loss development was substantially offset by a reduction in net premiums earned or increased acquisition expenses.

The Company confirms that in preparing its future filings on Form 10-K, it intends to add the following underlined disclosure regarding key reserve assumptions that caused changes in prior year estimates at the Run-off Operations and the factors considered in revising these assumptions:

In the first quarter of 2005, our actuaries identified higher than expected claim frequency and severity on policies covering contractors’ liability for construction defects from accident years 1998 to 2001 written by our former excess and surplus lines operation and an increase in reported losses and continued volatility in pro rata professional liability reinsurance business written from accident years 1997 to 2001.  Specifically on policies covering contractors’ liability for construction defects, the Run-off Operations experienced higher than expected reported claim frequency and slightly higher severity during the first quarter causing our actuaries to increase the number of expected claims to be reported in the future and slightly increase the average size of the future expected claims. See Note 5 to the Consolidated Financial Statements for information regarding applicable reinsurance coverage.

United States Securities and Exchange Commission
September 27, 2007

The Company also confirms that in preparing its future filings on Form 10-K, it intends to add the following expanded disclosure regarding expected future loss development at its Run-off Operations:

A significant portion of the Run-off Operations’ business is “long-tailed” in nature and is dependent on its ceding companies for reporting information regarding incurred losses, most of which it no longer has ongoing relationships with due to its business being in run-off.  The loss reserves recorded represent management’s best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events that have occurred, including events that have not been reported to the Company; as such, these estimates have contemplated the effect of prior adverse development when developing new loss reserve estimates.  As the amounts recorded represent our best estimate, we believe that the past loss development which we recorded is not indicative of expected future loss development in our Run-off Operations.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 397-5083 with any questions or comments.

Sincerely,

/s/ William E. Hitselberger

William E. Hitselberger
Executive Vice President and
Chief Financial Officer